EXHIBIT 12.1

	Visteon Corporation and Subsidiaries
	COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	(in millions)
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31	December 31
	2016	2015	2014	2013	2012
Earnings
Income/(loss) before income taxes, non-controlling interest, discontinued operations	$161	$69	$(43)	$611	$95
Earnings of non-consolidated affiliates	(2)	(7)	(2)	(202)	(221)
Cash dividends received from non-consolidated affiliates	1	3	17	187	104
Fixed charges	30	43	58	64	63
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(18)	(37)	(59)	(38)	(21)
Earnings	$172	$71	$(29)	$622	$20

Fixed Charges
Interest and related charges on debt	$18	$25	$37	$46	$48
Portion of rental expense representative of the interest factor	12	18	21	18	15
Fixed charges	$30	$43	$58	$64	$63

Ratios
Ratio of earnings to fixed charges *	5.73	1.65	N/A	9.78	0.32

* For the years ended December 31, 2014, 2012 and 2011, fixed charges exceeded earnings by $87 million, $43 million and $46 million, respectively, resulting in a ratio of less than one.